Exhibit 99.1

This document is an unofficial English translation of a document prepared in Dutch. In preparing this document, an attempt has been made to translate as literally as possible without jeopardising the overall continuity of the text, except that, for convenience, the definitions set out in article 1.1 of the articles of association contained in this document have been placed in the English alphabetical order. Inevitably, however, differences may occur in translation and if they do, the Dutch text will govern by law. In this translation, Dutch legal concepts are expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

ARTICLES OF ASSOCIATION

1.	Definitions and interpretation

1.1	In these Articles of Association the following definitions apply:

“Annual Accounts” means the annual accounts referred to in section 2:361 of the Dutch Civil Code;

“Articles of Association” means these articles of association;

“Auditor” means an auditor as referred to in section 2:393 subsection 1 of the Dutch Civil Code or an organisation within which such auditors cooperate, in each case, as the context may require;

“Board of Directors” means the board of directors of the Company;

“Chief Executive Officer” means the Executive Director who has been granted the title of Chief Executive Officer in accordance with these Articles of Association;

“Company” means the public company under Dutch law which is governed by these Articles of Association;

“Director” means a director of the Company, including each Executive Director and each Non-Executive Director, unless the context otherwise requires;

“Convertible Reserve” means a reserve referred to in sections 2:389 or 2:390 of the Dutch Civil Code;

“Distributable Reserve” means a distributable reserve other than a share premium reserve maintained by the Company for the benefit of the holders of a series of Preferred Shares pursuant to these Articles of Association;

“Executive Director” means an executive director of the Company;

“General Meeting” means the body of the Company consisting of the Persons with Meeting Rights or a meeting of Persons with Meeting Rights, in each case, as the context may require;

“Group” means a group as referred to in section 2:24b of the Dutch Civil Code;

“Group Company” means a legal person or partnership affiliated with the Company in a group as referred to in section 2:24b of the Dutch Civil Code;

“Indemnified Person” means a current or former Director;

“Management Report” means the management report referred to in section 2:391 of the Dutch Civil Code;

“Meeting Rights” means the right to attend the General Meeting and to address the General Meeting;

“Non-Executive Director” means a non-executive director of the Company;

“Ordinary Share” means an ordinary share in the share capital of the Company;

“Person with Meeting Rights” means a person to whom the Meeting Rights accrue;

“Pledgee” means a holder of a right of pledge on one or more Shares;

“Preferred Share” means a preferred share in the share capital of the Company;

“Share” means a share in the share capital of the Company, including each Ordinary Share and each Preferred Share, unless the context otherwise requires;

“Shareholder” means a holder of one or more Shares;

“Subsidiary” means a subsidiary as referred to in section 2:24a of the Dutch Civil Code;

“Usufructuary” means a holder of a right of usufruct on one or more Shares.

1.2	In these Articles of Association references to Articles are to articles of these Articles of Association, unless otherwise specified.

2.	Name, seat and structure

2.1	The name of the Company is: Mainz Biomed N.V.

2.2	The Company has its seat in Amsterdam, the Netherlands.

2.3	The Company applies section 2:129a of the Dutch Civil Code.

3.	Objects

The objects of the Company are:

(a)	to research, develop, manufacture and commercialise tests for clinical diagnostics in the area of human diagnostics and to render advice and services in connection therewith;

(b)	to participate in, to take an interest in any other way in, to conduct the management of and to finance other businesses, of whatever nature;

(c)	to provide security, to give guarantees and to bind itself in any other way for its own debts and obligations and for those of other persons;

(d)	to borrow, to lend and to raise funds, including the issue of bonds, debt instruments and other securities, as well as to enter into agreements in connection therewith;

(e)	to acquire, manage, exploit and dispose of immovable property and other registered property;

(f)	to trade in currencies and securities, as well as in items of property in general;

(g)	to develop, exploit and trade in patents, trademarks, licenses, know-how, copyrights, database rights and other intellectual property rights;

(h)	to perform all activities of an industrial, financial or commercial nature,

as well as all activities which are incidental to or which may be conducive to any of the foregoing in the broadest sense.

4.	Share capital and Shares

4.1	The authorised share capital of the Company amounts to five hundred thousand euros (EUR 500,000.00) and is divided into:

(a)	forty-five million (45,000,000) Ordinary Shares with a nominal value of one eurocent (EUR 0.01) each; and

(b)	five million (5,000,000) Preferred Shares with a nominal value of one eurocent (EUR 0.01) each, subdivided into:

(i)	a series A consisting of one million (1,000,000) Preferred Shares;

(ii)	a series B consisting of one million (1,000,000) Preferred Shares;

(iii)	a series C consisting of one million (1,000,000) Preferred Shares;

(iv)	a series D consisting of one million (1,000,000) Preferred Shares; and

(v)	a series E consisting of one million (1,000,000) Preferred Shares.

4.2	The number of Ordinary Shares included in the authorised share capital may be decreased and the number of Preferred Shares included in the authorised share capital may be increased pursuant to a resolution of the Board of Directors by a number not exceeding the number of Ordinary Shares included in the authorised share capital which have not been issued and which are not subject to any rights to subscribe for Ordinary Shares. The Company shall deposit a resolution to decrease the number of Ordinary Shares included in the authorised share capital and increase the number of Preferred Shares included in the authorised share capital at the offices of the Dutch trade register.

4.3	Each series of Preferred Shares shall constitute a separate class.

4.4	The Shares shall be in registered form and shall be numbered consecutively, the Ordinary Shares from 1 onwards, the series A Preferred Shares from PA 1 onwards, the series B Preferred Shares from PB 1 onwards, the series C Preferred Shares from PC 1 onwards, the series D Preferred Shares from PD 1 onwards and the series E Preferred Shares from PE 1 onwards, or in such other manner as the Board of Directors may determine.

5.	Conversion of Preferred Shares into Ordinary Shares

5.1	Each Preferred Share shall be convertible, at the request of the holder, into Ordinary Shares, if permitted pursuant to the applicable conditions for conversion.

5.2	The conditions for conversion and the further terms applicable to the Preferred Shares shall be determined by the Board of Directors, subject to the prior approval of the General Meeting and the meeting of holders of the series of Preferred Shares concerned, if Preferred Shares of such series have been issued and are held by any persons other than the Company, provided that in no event may any Preferred Share be converted into more than ten Ordinary Shares.

5.3	Article 5.2 shall apply by analogy to any amendments of or supplementations to the terms applicable to the Preferred Shares.

5.4	The Board of Directors shall effect the conversion of Preferred Shares into Ordinary Shares in accordance with the applicable conditions for conversion by a resolution to that effect. The resolution converting the Preferred Shares into Ordinary Shares may determine that, upon the conversion, the number of Ordinary Shares included in the authorised share capital be increased by a number equal to the number of Preferred Shares that are converted into Ordinary Shares and the number of Preferred Shares included in the authorised share capital be decreased by a number equal to the number of Ordinary Shares into which the Preferred Shares are converted. The Company shall deposit a resolution to convert Preferred Shares into Ordinary Shares at the offices of the Dutch trade register.

5.5	Any obligation to pay up Ordinary Shares arising from a conversion of Preferred Shares into Ordinary Shares shall be charged to the share premium reserve maintained by the Company for the benefit of the holders of the series of Preferred Shares concerned; if this reserve is insufficient, the difference shall be charged to the Distributable Reserves or the Convertible Reserves determined by the Board of Directors; if these reserves are insufficient, the difference shall be satisfied by the holder of the Ordinary Shares concerned by payment in cash.

5.6	If Preferred Shares of a particular series are converted into Ordinary Shares, an amount equal to the amount of the proportional entitlement of the holder of the Preferred Shares concerned to the balance of the share premium reserve maintained by the Company for the benefit of the holders of the Preferred Shares concerned, minus the amount charged to such share premium reserve by way of application of Article 5.5, shall be charged to the share premium reserve concerned and added to the Distributable Reserves determined by the Board of Directors.

6.	Issue of Shares

6.1	Shares may be issued pursuant to a resolution of the Board of Directors, if the Board of Directors has been authorised to resolve to issue Shares by a resolution of the General Meeting for a specified period not exceeding five years. The resolution granting the authorisation shall specify the number of Shares that may be issued. The authorisation may from time to time be extended, in each case, for a period not exceeding five years. Unless otherwise specified in the resolution granting the authorisation, the authorisation may not be revoked.

6.2	For so long as and to the extent the Board of Directors is not authorised to resolve to issue Shares, the General Meeting shall have the authority to resolve to issue Shares on the proposal of the Board of Directors.

6.3	The validity of a resolution of the General Meeting to issue Shares or to authorise the Board of Directors to issue Shares shall require a prior or simultaneous approving resolution of each group of holders of Shares of a same class whose rights are prejudiced by such issue.

6.4	Articles 6.1 up to and including 6.3 shall apply by analogy to a grant of rights to subscribe for Shares, but shall not apply to the issue of Shares to a person who exercises a previously acquired right to subscribe for Shares.

7.	Pre-emption rights upon issue of Shares

7.1	Upon the issue of Ordinary Shares, each holder of Ordinary Shares shall have a pre-emption right in proportion to the aggregate amount of his Ordinary Shares, subject to Article 7.2.

7.2	A holder of Ordinary Shares shall have no pre-emption right in respect of:

(a)	Ordinary Shares which are issued against payment in a form of consideration other than cash;

(b)	Ordinary Shares which are issued to employees of the Company or of a Group Company; and

(c)	Preferred Shares to be issued.

7.3	Holders of Preferred Shares shall have no pre-emption right in respect of Shares to be issued.

7.4	Pre-emption rights may be limited or excluded by a resolution of the Board of Directors, if the Board of Directors has been authorised to limit or exclude pre-emption rights by a resolution of the General Meeting for a specified period not exceeding five years. The authorisation may from time to time be extended, in each case, for a period not exceeding five years. Unless otherwise specified in the resolution granting the authorisation, the authorisation may not be revoked.

7.5	A resolution of the General Meeting to limit or exclude pre-emption rights or to authorise the Board of Directors to limit or exclude pre-emption rights shall require a majority of at least two thirds of the votes cast, if less than half the issued share capital is represented at the meeting.

7.6	For so long as and to the extent the Board of Directors is not authorised to limit or exclude pre-emption rights, the General Meeting shall have the authority to limit or exclude pre-emption rights on the proposal of the Board of Directors.

7.7	The Company shall announce an issue of Shares where pre-emption rights apply and the period within which such rights may be exercised in accordance with applicable law and stock exchange rules.

7.8	Articles 7.1 up to and including 7.7 shall apply by analogy to a grant of rights to subscribe for Shares, but shall not apply to the issue of Shares to a person who exercises a previously acquired right to subscribe for Shares.

8.	Payment on Shares

8.1	Without prejudice to section 2:80 subsection 2 of the Dutch Civil Code, upon any subscription for Shares, the nominal value must be paid up on such Shares and, if such Shares are subscribed for a higher price than the nominal value, the difference between the higher price and the nominal value. However, upon any subscription for Preferred Shares, it may be stipulated that a part, not exceeding three fourths, of the nominal value may remain unpaid until a period of one month has lapsed after it shall have been called by the Company.

8.2	Payment on a Share must be made in cash, insofar as no alternative contribution has been agreed.

8.3	Payment in a currency other than the euro may only be made with the consent of the Company and with due observance of section 2:80a subsection 3 of the Dutch Civil Code.

8.4	Payment in a form of consideration other than cash shall be made with due observance of sections 2:80b and 2:94b of the Dutch Civil Code.

8.5	Ordinary Shares which are issued under any incentive plan or similar arrangement may be paid up out of the Distributable Reserves or the Convertible Reserves determined by the Board of Directors.

8.6	The Board of Directors shall be authorised to perform the legal acts referred to in section 2:94 subsection 1 of the Dutch Civil Code without the prior approval of the General Meeting.

9.	Acquisition of Shares by the Company

9.1	Without prejudice to Article 9.2, the Company may only acquire fully paid up Shares for consideration if and to the extent the General Meeting has authorised the Board of Directors to acquire Shares. Such authorisation shall be valid for a period not exceeding eighteen months. The resolution of the General Meeting granting the authorisation shall specify the number of Shares that may be acquired, the manner in which such Shares may be acquired and the limits within which the price must be set. The authorisation may from time to time be extended, in each case, for a period not exceeding eighteen months. Unless otherwise specified in the resolution granting the authorisation, the authorisation may not be revoked.

9.2	The authorisation of the General Meeting shall not be required if the Company acquires Ordinary Shares for the purpose of transferring such Ordinary Shares to employees of the Company or of a Group Company pursuant to any incentive plan or similar arrangement applicable to such employees, provided that such Ordinary Shares are listed on any stock exchange.

9.3	Any acquisition of Shares by the Company shall be effected with due observance of section 2:98 of the Dutch Civil Code.

9.4	If depositary receipts for Shares have been issued, such depositary receipts for Shares shall be put on par with Shares for the purpose of Articles 9.1 up to and including 9.3.

10.	Financial assistance

10.1	In respect of the subscription for or acquisition of Shares or depositary receipts thereof by other persons, the Company may not provide security, give a guarantee as to the price of the Shares, give guarantees in any other manner and may not bind itself either jointly or severally in addition to or for other persons. This prohibition shall also apply to its Subsidiaries.

10.2	In respect of the subscription for or acquisition of Shares or depositary receipts thereof by other persons, the Company and its Subsidiaries may only grant loans with due observance of section 2:98c subsections 2 up to and including 7 of the Dutch Civil Code.

10.3	Articles 10.1 and 10.2 shall not apply if Shares are subscribed for or acquired by or for the account of employees of the Company or of a Group Company.

11.	Reduction of share capital

11.1	The General Meeting may resolve to reduce the issued share capital by cancelling Shares or by reducing the nominal value of Shares by an amendment of the Articles of Association. The resolution shall specify the Shares to which the resolution applies and shall describe how such a resolution shall be implemented. The amount of the issued share capital may not fall below the minimum share capital as required by law in effect at the time of the resolution.

11.2	The General Meeting may only resolve to reduce the issued share capital on the proposal of the Board of Directors.

11.3	A resolution to cancel Shares may only apply to Shares which are held by the Company itself or to Shares for which the Company holds depositary receipts or to all Preferred Shares of a particular series.

11.4	Reduction of the nominal value of Shares without repayment shall be effected proportionally to all Shares. The requirement of proportionality may be waived by agreement of all Shareholders concerned.

11.5	Cancellation of Preferred Shares which are held by any person other than the Company shall be effected against:

(a)	repayment of the amount paid up on the Preferred Shares concerned;

(b)	if applicable, simultaneous release from the obligation to pay in respect of the Preferred Shares concerned; and

(c)	simultaneous distribution of an amount equal to:

(i)	the balance of the share premium reserve maintained by the Company for the benefit of the holders of the series of Preferred Shares concerned;

(ii)	any deficit, referred to in Article 37.2; and

(iii)	the amount, referred to in Article 37.2 under (a), calculated up to the date on which the Preferred Shares concerned are cancelled,

all with due observance of Article 38.5.

11.6	Partial repayment on Shares may only be effected in implementation of a resolution to reduce the nominal value of the Shares. Such repayment shall be effected proportionally on all Shares or exclusively on all Shares of a same class. The requirement of proportionality may be waived by agreement of all Shareholders concerned.

11.7	The validity of a resolution of the General Meeting to reduce the issued share capital shall require a prior or simultaneous approving resolution of each group of holders of Shares of a same class whose rights are prejudiced by such share capital reduction.

11.8	A resolution of the General Meeting to reduce the issued share capital shall require a majority of at least two thirds of the votes cast, if less than half of the issued share capital is represented at the meeting.

11.9	Reduction of the issued share capital shall be effected with due observance of sections 2:99 and 2:100 of the Dutch Civil Code.

12.	Right of usufruct and right of pledge on Shares

12.1	A right of usufruct may be created on Shares. The voting rights on the Shares encumbered with a right of usufruct shall accrue to the Shareholder. Notwithstanding the preceding sentence, the voting rights shall accrue to the Usufructuary if so provided at the time of the creation of the right of usufruct.

12.2	A right of pledge may be created on Shares. The voting rights on the Shares encumbered with a right of pledge shall accrue to the Shareholder. Notwithstanding the preceding sentence, the voting rights shall accrue to the Pledgee if so provided at the time of the creation of the right of pledge.

13.	Depositary receipts for Shares

The Company shall be authorised to cooperate in the issue of depositary receipts for Shares.

14.	Shareholders register

14.1	A register shall be kept by or on behalf of the Company in which the names and addresses of all Shareholders, Usufructuaries and Pledgees shall be recorded, stating the information that must be recorded pursuant to section 2:85 of the Dutch Civil Code and such further information as the Board of Directors may consider appropriate. Part of the register may be kept outside the Netherlands to comply with applicable law and stock exchange rules.

14.2	The register shall be updated regularly.

15.	Joint holding

15.1	If one or more Shares or depositary receipts for Shares issued with the Company’s cooperation are jointly held by two or more persons or if a right of usufruct or a right of pledge on one or more Shares is jointly held by two or more persons, the joint holders may only be represented vis-à-vis the Company by a person who has been designated by them in writing for that purpose.

15.2	The Board of Directors may, whether or not subject to certain conditions, grant an exemption from Article 15.1.

16.	Transfer of Shares

16.1	Except as otherwise provided or permitted by applicable law, the transfer of Shares or of a right of usufruct on Shares, or the creation or release of a right of usufruct or a right of pledge on Shares, shall require an instrument intended for that purpose and, unless the Company is a party to the legal act, the written acknowledgement by the Company of such transfer. The acknowledgement shall be made in the instrument or by a dated statement of acknowledgement on the instrument or on a copy or extract thereof signed as a true copy by the transferor. Service of such instrument, true copy or extract upon the Company shall be deemed to have the same effect as an acknowledgement.

16.2	A right of pledge may also be created without acknowledgement by or service upon the Company. In such case section 3:239 of the Dutch Civil Code shall apply by analogy, whereby acknowledgement by or service upon the Company shall substitute the notice referred to in section 3:239 subsection 3 of the Dutch Civil Code.

16.3	For so long as one or more Shares are listed on the Nasdaq Stock Market or any other regulated stock exchange operating in the United States of America, the laws of the State of New York, United States of America, shall apply to the property law aspects of the Shares included in the part of the register of shareholders kept by the relevant transfer agent, without prejudice to sections 10:140 and 10:141 of the Dutch Civil Code. Articles 16.1 and 16.2 shall not apply to such Shares.

17.	Board of Directors

17.1	The Board of Directors shall consist of such number of Executive Directors and such number of Non-Executive Directors as the Board of Directors may determine.

17.2	Directors must be natural persons.

18.	Appointment, suspension and dismissal of Directors

18.1	Directors shall be appointed by the General Meeting on the basis of one or more binding nominations of the Board of Directors.

18.2	The Board of Directors shall announce in due time when, for what reasons and according to which profile a vacancy is to be filled.

18.3	A nomination shall specify the vacancy for which the nomination is made, the candidate’s age and profession, the number of Shares held by him or her and the positions he or she holds or held insofar as relevant to the fulfilment of the duties as a Director. Furthermore, mention shall be made of the legal persons for which he or she serves as a director whereby, provided that if legal persons are included which belong to the same Group, it shall be sufficient to mention such Group. The nomination for appointment or reappointment shall include the reasons. In case of reappointment, account shall be taken of the manner in which the candidate has fulfilled his or her duties as a Director. A nomination shall comprise only one candidate.

18.4	The General Meeting may at all times overrule the binding nature of a nomination by a resolution adopted by a majority of at least two thirds of the votes cast, representing more than half of the issued share capital.

18.5	If there is only one nomination, a resolution on the nomination will result in the candidate having been appointed, unless the binding nature of the nomination is overruled.

18.6	If there is more than one nomination, the candidate who obtained the highest number of votes shall be appointed, unless the binding nature of all nominations is overruled.

18.7	If none of the candidates has been appointed, the Board of Directors may make a new binding nomination for the next General Meeting, unless the Board of Directors resolves to reduce the number of Directors as a result of which the vacancy ceases to exist.

18.8	The notice for a General Meeting at which the appointment is to be discussed shall include the nomination.

18.9	The General Meeting may at any time suspend or dismiss a Director. The General Meeting may only adopt a resolution to suspend or dismiss a Director by a majority of at least two thirds of the votes cast, representing more than half of the issued share capital, unless the resolution is adopted on the proposal of the Board of Directors. The Board of Directors shall be authorised to suspend an Executive Director at any time.

18.10	If the General Meeting has suspended a Director or the Board of Directors has suspended an Executive Director, the General Meeting shall within three months after the suspension has taken effect resolve either to dismiss such Director or to terminate the suspension, failing which the suspension will lapse.

19.	Remuneration of Directors

19.1	The Company shall have a policy regarding remuneration of the Board of Directors. The policy shall be adopted by the General Meeting on the proposal of the Board of Directors. The remuneration policy shall at least include the matters described in sections 2:383c up to and including 2:383e of the Dutch Civil Code, to the extent they apply to the Board of Directors.

19.2	The remuneration of Directors shall be determined by the Board of Directors with due observance of the policy referred to in Article 19.1.

19.3	The Board of Directors shall submit proposals concerning arrangements for issuing Shares or granting rights to subscribe for Shares in accordance with the policy referred to in Article 19.1 to the General Meeting for approval. The proposal shall at least include the information required pursuant to section 2:135 subsection 5 of the Dutch Civil Code.

20.	Duties, division of duties and decision-making by the Board of Directors

20.1	Subject to the limitations provided in these Articles of Association, the Board of Directors shall be charged with the management of the Company. The management of the Company includes in any event determining the policy and the strategy of the Company. In fulfilling their duties the Directors shall serve the interest of the Company and the business connected with it.

20.2	Without prejudice to the duties and powers of the Board of Directors, the Executive Directors shall be charged with the day-to-day management of the Company.

20.3	Supervision of the fulfilment of duties by the Executive Directors and of the general course of the Company’s affairs and the business connected with it shall be primarily carried out by the Non-Executive Directors. The Executive Directors shall in due time provide the Non-Executive Directors with the information needed to carry out their duties.

20.4	The Board of Directors may adopt rules with respect to the matters concerning the Board of Directors.

20.5	The Board of Directors may, whether or not by rule, determine the duties with which each Director will be particularly charged.

20.6	The Board of Directors shall appoint from among the Non-Executive Directors a chairman.

20.7	The Board of Directors shall grant to an Executive Director the title of Chief Executive Officer. The Board of Directors may grant other titles to Executive Directors.

20.8	The Board of Directors shall meet whenever a Director considers appropriate.

20.9	An Executive Director may only be represented at a meeting by another Director authorised in writing and a Non-Executive Director may only be represented at a meeting by another Non-Executive Director authorised in writing. The requirement of written form for the authorisation shall be met if the authorisation has been recorded electronically.

20.10	Each Director may participate in a meeting by electronic means of communication, provided that all Directors participating in the meeting can hear each other simultaneously.

20.11	Each Director shall have one vote. All resolutions of the Board of Directors shall be adopted by an absolute majority of votes cast at a meeting at which more than half of the Non-Executive Directors entitled to vote are present or represented. In the event of a tie vote, the proposal shall have been rejected.

20.12	A Director shall not participate in the discussion and the decision-making process of the Board of Directors with regard to a matter in which he has a direct or indirect personal interest that conflicts with the interest of the Company and the business connected with it. Where, as a consequence, the Board of Directors could not adopt a resolution, the Director shall, however, continue to be authorised to participate in the discussion and decision-making process and the resolution shall be adopted by the Board of Directors as if none of the Directors has a direct or indirect personal interest that conflicts with the interest of the Company and the business connected with it.

20.13	The Executive Directors shall not participate in the discussion and the decision-making process with regard to the determination of the remuneration of Executive Directors, or the giving of an assignment to an Auditor to audit the Annual Accounts, if the General Meeting has failed to give the assignment.

20.14	A written statement of the chairman of the meeting of the Board of Directors that the Board of Directors has adopted a resolution shall constitute proof of such resolution vis-à-vis third parties.

20.15	The Board of Directors may adopt resolutions without holding a meeting, provided that all Directors entitled to vote have consented to this manner of adopting resolutions and the votes are cast in writing or by electronic means. Articles 20.11 up to and including 20.13 shall apply by analogy to the adoption of resolutions by the Board of Directors without holding a meeting.

20.16	The Executive Directors may validly adopt resolutions with regard to matters falling within the scope of the day-to-day management of the Company. Articles 20.8 up to and including 20.12, 20.14 and 20.15 shall apply by analogy to the adoption of resolutions by the Executive Directors. The Executive Directors shall as soon as possible notify the Non-Executive Directors of the adopted resolutions.

20.17	The Non-Executive Directors may validly adopt resolutions with regard to matters falling within the scope of their duties and powers. Articles 20.8 up to and including 20.12, 20.14 and 20.15 shall apply by analogy apply by analogy to the adoption of resolutions by the Non-Executive Directors. The Non-Executive Directors shall as soon as possible notify the Executive Directors of the adopted resolutions.

20.18	The Board of Directors may appoint, whether or not from among its number, such committees as it may reasonably deem necessary to the fulfilment of its duties. The Board of Directors shall determine the composition, duties, powers and working procedures of the committees.

21.	Approval of resolutions of the Board of Directors

21.1	Resolutions of the Board of Directors with regard to an important change in the identity or character of the Company or the business connected with it are subject to the approval of the General Meeting, including in any case:

(a)	transfer of the business or almost the entire business to a third party;

(b)	entry into or termination of a long-term cooperation by the Company or any of its Subsidiaries with another legal person or partnership or as a fully liable partner in a limited or general partnership, if such cooperation or termination thereof is of far-reaching significance to the Company;

(c)	acquisition or disposal by the Company or any of its Subsidiaries of a participating interest in the capital of a company with a value of at least one-third of the amount of the assets as shown in the balance sheet with explanatory notes or, if the Company prepares a consolidated balance sheet, as shown in the consolidated balance sheet with explanatory notes, according to the most recently adopted Annual Accounts of the Company.

21.2	The absence of the approval of the General Meeting of a resolution as referred to in Article 21.1 shall not affect the power of the Board of Directors or Directors to represent the Company.

22.	Representation

22.1	The Board of Directors shall have the power to represent the Company. The power to represent the Company shall, in addition to the power of the Board of Directors, only be vested in each Executive Director individually.

22.2	The Board of Directors may grant to one or more persons general or restricted power to represent the Company on a continuing basis. The Board of Directors may also grant a title to such persons.

23.	Failing or prevention from acting of Directors

23.1	In the event that an Executive Director is failing or prevented from acting, the duties and powers of that Executive Director shall temporarily be exercised by the remaining Executive Directors or the only remaining Executive Director, unless the Non-Executive Directors designate or have designated one or more persons for that purpose. In the event that all Executive Directors are or the only Executive Director is failing or prevented from acting, the duties and powers of the Executive Directors, or the only Executive Director, shall temporarily be exercised by one or more persons to be designated or designated for that purpose by the General Meeting.

23.2	In the event that a Non-Executive Director is failing or prevented from acting, the duties and powers of that Non-Executive Director shall temporarily be exercised by the remaining Non-Executive Directors or the only remaining Non-Executive Director, unless the Non-Executive Directors designate or have designated one or more persons for that purpose. In the event that all Non-Executive Directors are failing or prevented from acting, the duties and powers of the Non-Executive Directors shall temporarily be exercised by one or more persons to be designated or designated for that purpose by the General Meeting.

23.3	In the event that all Directors are failing or prevented from acting, the duties and powers of the Directors shall temporarily be exercised by one or more persons to be designated or designated for that purpose by the General Meeting.

23.4	A Director shall be deemed to be prevented from acting if he has been suspended, if he is temporarily unable to exercise his duties and powers as a consequence of illness, leave or any other cause or if he is inaccessible during at least five consecutive days, or such other period as the General Meeting may determine. Furthermore, a Director shall be deemed to be prevented from acting if he has notified the Company in writing that he is prevented from acting for a specified period, stating the reason. The requirement of written form for the notification shall be met if the notification has been recorded electronically.

24.	Indemnity

24.1	To the fullest extent permitted by Dutch law, the following shall be reimbursed to the Indemnified Persons:

(a)	the costs of conducting a defence against claims, also including claims by the Company and its Group Companies, as a consequence of any acts or omissions in the fulfilment of their duties or any other duties currently or previously performed by them at the Company’s request;

(b)	any damages or financial penalties payable by them as a result of any such acts or omissions;

(c)	any amounts payable by them under settlement agreements entered into by them in connection with any such acts or omissions;

(d)	the costs of appearing in other legal proceedings in which they are involved as Directors or former Directors, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf;

(e)	any taxes payable by them as a result of any reimbursements in accordance with this Article 24.1.

24.2	An Indemnified Person shall not be entitled to reimbursement as referred to in Article 24.1 if and to the extent that:

(a)	it has been adjudicated by a Dutch court or, in the case of arbitration, an arbitrator, in a final and conclusive decision that the act or omission of the Indemnified Person may be characterised as intentional, deliberately reckless or grossly negligent conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness; or

(b)	the costs or financial loss of the Indemnified Person are covered by an insurance and the insurer has paid out the costs or financial loss.

24.3	If and to the extent that it has been adjudicated by a Dutch court or, in the case of arbitration, an arbitrator, in a final and conclusive decision that the act or omission of the Indemnified Person may be characterised as intentional, deliberately reckless or grossly negligent conduct or that the Indemnified Person is otherwise not entitled to reimbursement as referred to in Article 24.1, he or she shall immediately repay the amount reimbursed by the Company. The Company may request that the Indemnified Person provides appropriate security for his repayment obligation. The Company may take out liability insurance for the benefit of Directors and former Directors.

24.4	The Company may, by agreement or otherwise, give further implementation to Articles 24.1 up to and including 24.3.

24.5	Where this Article 24 would limit any contractual entitlement of any Indemnified Persons to indemnification or reimbursement, such contractual entitlement shall prevail.

24.6	Amendment of this Article 24 may not prejudice the entitlement of any Indemnified Persons to reimbursement as referred to in Article 24.1 as a result of acts or omissions in the period during which that article was in force.

25.	General Meetings

25.1	Annually, within six months of the end of the financial year, a General Meeting shall be held. The notice for this meeting shall in any case mention the following matters:

(a)	the consideration of the Annual Accounts, the Management Report and the information, referred to in section 2:392 subsection 1 of the Dutch Civil Code, insofar as that subsection applies to the Company; and

(b)	the adoption of the Annual Accounts.

These items need not be mentioned in the notice of meeting if the period for preparing the Annual Accounts and for presenting the Management Report has been extended by the General Meeting or if the notice of meeting mentions a proposal to that effect.

25.2	The Board of Directors shall be authorised to convene a General Meeting.

25.3	A General Meeting shall be convened whenever the Board of Directors considers appropriate, without prejudice to sections 2:110 up to including 2:112 of the Dutch Civil Code.

26.	Venue, notice and agenda of the General Meetings

26.1	General Meetings shall be held in the Netherlands, in Amsterdam, Rotterdam, The Hague, Arnhem, Utrecht or Haarlemmermeer (Schiphol Airport).

26.2	Notice of a General Meeting shall be given by the Board of Directors or a Director.

26.3	Notice of a General Meeting shall be given by means of an announcement made by electronic means of communication which is directly and permanently accessible until the General Meeting and with due observance of applicable law and stock exchange rules.

26.4	The notice of a General Meeting shall mention:

(a)	the matters to be discussed;

(b)	the place and time of the meeting;

(c)	the procedure for attending the meeting by a proxy authorised in writing; and

(d)	the procedure for attending the meeting and the exercise of the voting rights by any means of electronic communication in the event such right can be exercised in accordance with Article 29.3.

26.5	Notifications which pursuant to the law or these Articles of Association are to be addressed to the General Meeting may be included in the notice of meeting and, where applicable, in a document that has been made available at the offices of the Company for inspection, provided that this is mentioned in the notice.

26.6	A matter of which discussion has been requested in writing by one or more Persons with Meeting Rights who are so entitled pursuant to section 2:114a subsection 2 of the Dutch Civil Code shall be mentioned in the notice of meeting or announced in the same manner if the Company has received the request, including the reasons, or a proposal for a resolution no later than on the date specified in section 2:114a subsection 2 of the Dutch Civil Code. The requirement of written form for the request shall be met if the request has been recorded electronically.

26.7	Notice shall be given with due observance of the notice period prescribed by applicable law.

27.	Chairman and secretary of the General Meeting

The General Meeting shall be presided over by the chairman of the Board of Directors, who, nevertheless, may charge another person to preside over the meeting in his or her place even if he or she is present at the meeting. If the chairman of the Board of Directors is absent and he or she has not charged another person to preside over the meeting in his or her place, the Directors present at the meeting shall appoint one of them to be chairman. In the absence of all Directors, the General Meeting shall appoint its chairman. The chairman shall designate the secretary of the General Meeting.

28.	Minutes and recording of resolutions of the General Meeting

28.1	The secretary of the General Meeting shall keep minutes of the proceedings at the meeting, unless a notarial record is prepared. Minutes shall be adopted and in evidence of such adoption be signed by the chairman and the secretary of the meeting.

28.2	The chairman of the General Meeting and each Director may at any time give instructions that a notarial record of the proceedings at the meeting be prepared at the expense of the Company.

28.3	If the Board of Directors was not represented at the meeting, the chairman of the General Meeting shall as soon as possible notify the chairman of the Board of Directors of the adopted resolutions.

28.4	The Board of Directors shall keep a record of the adopted resolutions. The records shall be available at the offices of the Company for inspection by the Persons with Meeting Rights. Upon request, each of them shall be provided with a copy or extract of such records at no more than cost.

29.	Rights at the General Meeting

29.1	Only Shareholders, Usufructuaries and Pledgees who are entitled to the voting rights and holders of depositary receipts for Shares issued with the cooperation of the Company have Meeting Rights.

29.2	Each Person with Meeting Rights shall be authorised to attend the General Meeting, to address the General Meeting and to exercise the voting rights he or she is entitled to in person or by a proxy authorised in writing.

29.3	The Board of Directors may determine that each Person with Meeting Rights will be authorised, in person or by a proxy authorised in writing, to attend the General Meeting, to address the General Meeting and to exercise the voting rights by electronic means of communication. For the purpose of the preceding sentence, the Person with Meeting Rights must be identifiable through the electronic means of communication and be able to directly observe the proceedings at the meeting and to exercise the voting rights. The Board of Directors may set conditions for the use of the electronic means of communication, provided that such conditions are reasonable and necessary for the identification of the Person with Meeting Rights and the reliability and safety of the communication. If such conditions are set, they shall be mentioned in the notice of the meeting.

29.4	For the purpose of Articles 29.1 and 29.3 the requirement of written form for the authorisation shall be met if the authorisation has been recorded electronically.

29.5	For the purpose of Articles 29.1 and 29.3 the persons who on a record date to be set by the Board of Directors with due observance of section 2:119 subsection 2 of the Dutch Civil Code have the right to vote or attend the General Meeting and are registered as such in a register designated by the Board of Directors shall be deemed to have such rights and therefore be deemed to be Persons with Meeting Rights, irrespective of whom are entitled to the Shares at the time of the meeting. The notice of meeting shall mention the record date as well as the manner in which the persons entitled to vote and attend the General Meeting can register and the manner in which they can exercise their rights.

29.6	A Person with Meeting Rights who on the record date referred to in Article 29.5 has the right to vote or attend the General Meeting, or a proxy authorised in writing, will only be admitted to the meeting if the Person with Meeting Rights has informed the Board of Directors of his or her intention to attend the meeting and, if applicable, of the authorisation prior to the date to be set by the Board of Directors. Such date may not be set earlier than on the eighth day prior to the date of the meeting. The notice of meeting shall mention the date referred to in the preceding sentence. The Company shall offer the Person with Meeting Rights the possibility to inform the Company by electronic means of the authorisation.

29.7	Each person present at the General Meeting who is entitled to vote must sign the attendance list, stating his or her name and the number of votes he or she may cast. The chairman of the meeting may determine that the attendance list must also be signed by other persons present at the meeting.

29.8	The Board of Directors may determine that votes which are cast prior to the General Meeting by electronic means of communication or by letter shall be put on par with votes which are cast at the time of the meeting. These votes shall not be cast earlier than on the record date set by the Board of Directors with due observance of section 2:117b subsection 3 of the Dutch Civil Code. For the purposes of the two preceding sentences, the persons who have the right to vote or attend the meeting and are registered as such in a register designated by the Board of Directors as of the record date set by the Board of Directors shall be deemed to have such rights for purposes of the General Meeting and therefore be deemed to be Persons with Meeting Rights, irrespective of whoever is entitled to the Shares at the time of the General Meeting. The notice of meeting shall mention the record date as well as the manner in which the persons entitled to vote and attend the General Meeting can register and the manner in which they can exercise their rights.

29.9	The Directors shall as such have an advisory vote at the General Meeting.

29.10	The chairman of the General Meeting shall decide on the admittance of other persons to the meeting.

30.	Order of the General Meeting

30.1	The chairman of the General Meeting shall determine the order of the meeting.

30.2	The chairman of the General Meeting may limit the time any person present at the meeting may address the meeting and may take any other measures as to ensure orderly proceedings at the meeting.

31.	Adoption of resolutions at the General Meeting

31.1	Each Share confers the right to cast one vote. Blank votes and invalid votes shall be regarded as not having been cast.

31.2	Unless the law or these Articles of Association require a larger majority, resolutions of the General Meeting shall be adopted by an absolute majority of votes cast.

31.3	The chairman of the General Meeting shall determine the manner of voting.

31.4	The chairman’s decision at the General Meeting on the result of a vote shall be conclusive. The same shall apply to the contents of an adopted resolution, to the extent that the vote related to a proposal not made in writing. If immediately after the chairman’s decision its correctness is contested, there shall be a new free vote if the majority of the meeting or, if the original vote was not taken on a poll or by a ballot, any person present who is entitled to vote so requires. Such new vote shall overrule the legal consequences of the original vote.

31.5	A written statement of the chairman of the General Meeting that the General Meeting has adopted a resolution shall constitute proof of such resolution vis-à-vis third parties.

31.6	In the General Meeting no votes may be cast in respect of a Share held by the Company or a Subsidiary of the Company; no votes may be cast in respect of a Share the depositary receipt for which is held by the Company or a Subsidiary of the Company. However, the holders of a right of usufruct and holders of a right of pledge on Shares held by the Company and its Subsidiaries are not excluded from their right to vote, if the right of usufruct or the right of pledge was created prior to the time such Share was held by the Company or a Subsidiary of the Company. Neither the Company nor a Subsidiary of the Company may cast votes in respect of a Share on which it holds a right of usufruct or a right of pledge.

31.7	When determining to what extent the Persons with Meeting Rights entitled to vote cast votes, are present or represented, or to what extent the share capital is represented, no account shall be taken of Shares for which no vote may be cast pursuant the law or these Articles of Association.

32.	Meetings of holders of Shares of a particular class

32.1	The Board of Directors shall be authorised to convene a meeting of holders of Shares of a particular class.

32.2	A meeting of holders of Shares of a particular class shall be convened whenever pursuant to the law or these Articles of Association a resolution of the meeting of holders of Shares of the relevant class is required and furthermore whenever the Board of Directors considers appropriate.

32.3	Articles 26 up to and including 31 shall apply by analogy to meetings of holders of Shares of a particular class, provided, however, that:

(a)	notice shall be given no later than on the sixth day prior to the date of the meeting; and

(b)	on the proposal of the Board of Directors, holders of Shares of a particular class may adopt resolutions without holding a meeting, provided that they are adopted by unanimous vote of the holders of Shares of the particular class entitled to vote and that the votes are cast in writing or by electronic means; the holders of Shares of the particular class involved shall as soon as possible notify the chairman of the Board of Directors of the adopted resolutions; Article 29.4 shall apply by analogy to these resolutions.

33.	Financial year

The Company’s financial year shall coincide with the calendar year.

34.	Annual Accounts and Management Report

34.1	Annually, within the period prescribed by applicable law and stock exchange rules, the Board of Directors shall prepare Annual Accounts and shall make these available at the offices of the Company for inspection by the Persons with Meeting Rights. The Board of Directors shall also make the Management Report available at the offices of the Company for inspection by the Persons with Meeting Rights within said period. The Board of Directors shall add to the Annual Accounts and the Management Report the information, referred to in section 2:392 subsection 1 of the Dutch Civil Code, insofar as that subsection applies to the Company.

34.2	The Annual Accounts shall be signed by all Directors; if the signature of one or more of them is lacking, this shall be disclosed, stating the reasons thereof.

34.3	The Company shall ensure that the Annual Accounts as prepared, the Management Report and the additional information to be added pursuant to section 2:392 subsection 1 of the Dutch Civil Code shall be available at the offices of the Company as of the date of the notice of the General Meeting at which they are to be discussed. The Persons with Meeting Rights may inspect the documents at the offices of the Company and obtain a copy thereof at no cost.

34.4	The Annual Accounts shall be adopted by the General Meeting. Adoption of the Annual Accounts shall not be deemed to grant a Director a discharge.

35.	Auditor

35.1	The Company shall give an assignment to an Auditor to audit the Annual Accounts.

35.2	The General Meeting shall be authorised to give the assignment. If the General Meeting fails to do so, the Board of Directors shall be so authorised. The assignment may be revoked by the General Meeting and, if the Board of Directors has given the assignment, by the Board of Directors. The assignment may only be revoked on serious grounds with due observance of section 2:393 subsection 2 of the Dutch Civil Code.

35.3	The Auditor shall report on his, her or its audit to the Board of Directors and shall issue a certificate containing its results.

36.	Share premium reserves

36.1	The Company shall maintain separate share premium reserves for the benefit of the holders of each series of Preferred Shares. Payments on Preferred Shares of a particular series in excess of the nominal value shall be added to the share premium reserve maintained by the Company for the benefit of the holders of the series of Preferred Shares concerned.

36.2	Article 36.1 shall apply by analogy to any disposal by the Company of Preferred Shares, or of depositary receipts thereof, provided that in such case the nominal value of the Preferred Shares of the series concerned, or of the Preferred Shares of the series concerned for which the depositary receipts have been issued, also shall be added to the relevant share premium reserve.

37.	Profit and loss

37.1	The General Meeting shall be authorised to allocate the profits, subject to Articles 37.2 and 37.3.

37.2	Out of the profits made in any financial year, first of all, to the extent possible, the following distributions shall be made:

(a)	to the holders of Preferred Shares, an amount equal to the average during the financial year concerned of the twelve month Euro Interbank Offered Rate (Euribor), as set by the European Central Bank, weighted by the number of days on which such interest rate was applicable, increased by a margin not exceeding five hundred basis points, to be set by the Board of Directors upon the issue of the relevant Preferred Shares, calculated on the weighted average during that financial year of the aggregate amount paid up and called up on their Preferred Shares; therefore, any increases and reductions of the amounts paid up and called up on their Preferred Shares during that financial year shall be taken into account for the purpose of calculating each distribution; the days during which the Preferred Shares were held by the Company shall be disregarded; and

(b)	if Preferred Shares were cancelled during the preceding financial year, to the last former holders of those Preferred Shares, an amount equal to the amount of the distribution referred to in Article 11.5 under (c), reduced by the amount of the distribution already received by them pursuant to that provision.

If in any financial year the profits are insufficient to make such distributions, the deficit shall, to the extent possible, be distributed out of the Distributable Reserves determined by the Board of Directors. If the profits made in any financial year or the Distributable Reserves are insufficient to make such distributions, the deficit shall be distributed out of the profits made and the Distributable Reserves maintained in the following financial years and the preceding sentence of this Article 37.2 and Article 37.3 shall first apply after the deficit has been fully made up. Other than as set out in this Article 37.2, the Preferred Shares shall not participate in the profits and the reserves of the Company, except that the holders of a series of Preferred Shares shall participate in the share premium reserve maintained by the Company for the benefit of the holders of the relevant series of Preferred Shares.

37.3	The Board of Directors shall be authorised to determine that the profits remaining after application of Article 37.3 shall in whole or in part be reserved.

37.4	The General Meeting shall be authorised to allocate the profits remaining after application of Article 37.3.

37.5	The Board of Directors shall be authorised to determine how a loss will be accounted for.

37.6	A deficit may only be applied against reserves maintained pursuant to the law to the extent permitted by law.

38.	Distributions

38.1	The General Meeting shall be authorised to declare distributions, subject to Articles 38.2 up to and including 38.4.

38.2	The General Meeting may only resolve to declare distributions on the proposal of the Board of Directors.

38.3	The Company may only make distributions to the Shareholders and other persons entitled to distributable profits to the extent that its equity exceeds the aggregate amount of the issued share capital and the reserves which must be maintained pursuant to applicable law.

38.4	Any distribution of profits shall be made only following the adoption of the Annual Accounts by the General Meeting that show such distribution is permitted in accordance with Article 38.3.

38.5	The Board of Directors may resolve to may make interim distributions, provided that the requirement of Article 38.3 has been met as evidenced by an interim financial statement as referred to in section 2:105 subsection 4 of the Dutch Civil Code.

38.6	Shares held by the Company shall not be taken into account for the purpose of calculating each distribution, unless such Shares are encumbered with a right of usufruct or a right of pledge.

38.7	Distributions on Shares of a particular class shall be made proportionally on all Shares of the particular class concerned, subject to Article 38.6. Distributions to the last former holders of Preferred Shares that have been cancelled shall be made in proportion to the aggregate amount of the Preferred Shares held by them immediately before the cancellation.

38.8	Distributions shall be due and payable four weeks after they have been declared, unless the General Meeting determines another date on the proposal of the Board of Directors.

38.9	Distributions which have not been collected within five years of the start of the day after the day on which they became due and payable shall revert to the Company.

38.10	The General Meeting may determine that distributions shall be made in whole or in part in the form of Shares or in a currency other than the euro, provided on the proposal of the Board of Directors.

38.11	The Company shall announce any proposal for a distribution and the date when and the place where the distribution will be payable to all Shareholders by electronic means of communication with due observance of the applicable law and stock exchange rules.

39.	Amendment of these Articles of Association

39.1	The General Meeting shall be authorised to amend these Articles of Association.

39.2	The General Meeting may only resolve to amend these Articles of Association on the proposal of the Board of Directors.

39.3	If a proposal to amend these Articles of Association is to be made to the General Meeting, such shall always be mentioned in the notice of the General Meeting.

40.	Dissolution and liquidation

40.1	The General Meeting shall be authorised to dissolve the Company.

40.2	The General Meeting may only resolve to dissolve the Company on the proposal of the Board of Directors.

40.3	Article 39.3 shall apply by analogy to a proposal to dissolve the Company.

40.4	If the Company is dissolved pursuant to a resolution of the General Meeting, its assets shall be liquidated by the Executive Directors, under the supervision of the Non-Executive Directors, if and to the extent that the General Meeting shall not resolve otherwise.

40.5	The General Meeting shall determine the remuneration of the liquidators and of the persons charged with the supervision of the liquidation.

40.6	The liquidation shall take place with due observance of the relevant provisions of Book 2 title 1 of the Dutch Civil Code. During the liquidation period these Articles of Association shall, to the extent possible, remain in full force.

40.7	Out of the balance of the assets of the Company remaining after the creditors have been paid first of all, to the extent possible, the following distributions shall be made:

(a)	to the holders of Preferred Shares, in proportion to the aggregate amount of their Preferred Shares:

(i)	the amount paid up on their Preferred Shares;

(ii)	any deficit, referred to in Article 37.2; and

(iii)	an amount equal to the amount referred to in Article 37.2 under (a) calculated up to the date on which the Company was dissolved;

(b)	to the holders of each series of Preferred Shares, in proportion to the aggregate amount of their Preferred Shares, the balance of the share premium reserve maintained by the Company for the benefit of the holders of the relevant series of Preferred Shares;

(c)	to the last former holders of the Preferred Shares that have been cancelled, in proportion to the aggregate amount of the Preferred Shares held by them immediately before the cancellation:

(i)	any deficit, referred to in Article 37.2; and

(ii)	if their Preferred Shares were cancelled in the financial year in which the Company was dissolved, an amount equal to the amount of the distribution referred to in Article 11.5 under (c), reduced by the amount of the distribution already received by them pursuant to that provision.

If the surplus is insufficient to make such distributions in full, the surplus shall be distributed to the holders of Preferred Shares and the last former holders of Preferred Shares that have been cancelled in proportion to the aggregate amount to which they would be entitled if the surplus would be sufficient.

40.8	The balance remaining after application of Article 40.7 shall be distributed to the holders of Ordinary Shares in proportion to the aggregate amount of their Ordinary Shares.

41.	After the Company has ceased to exist, its books, records and other data carriers shall remain in the custody of the person designated for that purpose by the liquidators for a period of seven years.